Avawatz Comapny



ANNUAL REPORT

14681 Midway Rd

Addison, TX 75001

(781) 223-1524

https://avawatz.com/

This Annual Report is dated May 2, 2022.

BUSINESS

AvaWatz is a decision-intelligence company charting a new frontier in "Cobots" - collaborative air and ground robots. Leveraging AI and advanced knowledge network technologies, our cooperative robotic services are programmed to carry out tasks too dangerous, difficult, or time-consuming for humans. Our initial services target airfields, ground transit, and surveillance missions across private, government, and defense sectors, with a working prototype piloted by the U.S. Air Force and Army.

Previous Offerings

N/A

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue for year 2021 was $757,681, down 6.95% compared to $814,309 in 2020. Revenue was due to full-filling efforts on customer contracts.

Cost of revenue in 2021 was $416,855, up $45,296. This increase in % was due to an increase in contract performance costs.

Gross profit decreased to $340,827 in 2021 from $442,751 in 2020. Gross margin as a percentage of revenue was 45% in 2021 compared to 54% in 2020.

Total operating expenses, consisting of general and administrative costs, decreased to $279,129 in 2021 from $395,313 in 2020. The decrease in expenses was due to expense reduction efficiencies.

Historical results and cash flows:

The Company is currently in the research and development and initial production stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because revenue has been generated from R&D contracts. Cash flow from these types of contracts is estimated to be the same. However, the capital raised will enable commercialization. Past cash was primarily generated through revenues from R&D contracts. Our goal is to include R&D product customization contracts to accelerate market traction & cash flows. Cash will be used in product maturation, marketing, and sales to generate larger multiples of revenue within the next few years.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $292,359.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: BMW of Dallas
Amount Owed: $25,709.00
Interest Rate: 0.9%
Maturity Date: August 03, 2023

Creditor: A & D Accounting
Amount Owed: $-0-
Interest Rate: 0.0%
Maturity Date: December 31, 2021

Creditor: Employes Accrued Paid Time Off
Amount Owed: $51,114.00
Interest Rate: 0.0%

Creditor: Accounting Firms Services
Amount Owed: $36,500.00
Interest Rate: 0.0%
Maturity Date: February 28, 2022

Creditor: Chase Credit Card
Amount Owed: $2,572.00
Interest Rate: 14.74%
Maturity Date: January 27, 2022

Creditor: Capital One Credit Card
Amount Owed: $2,340.00
Interest Rate: 17.15%
Maturity Date: January 21, 2022

Creditor: Melvin May Associates
Amount Owed: $5,200.00
Interest Rate: 0.0%

Creditor: Payroll Tax Liabilities
Amount Owed: $6,064.00
Interest Rate: 0.0%

Creditor: Accrued 401(k) Profit Sharing
Amount Owed: $38,500.00
Interest Rate: 0.0%
Maturity Date: March 15, 2022

Creditor: Income Taxes Payable
Amount: $10,000.00
Interest rate: 0.0%
Maturity: April 18, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Rajini Anachi

Rajini Anachi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, CEO, and President

Dates of Service: February 13, 2019 - Present

Responsibilities: The primary responsibilities of this role include company vision and execution. Rajini has a salary of $200k and also retains an interest of 75% in the company.

Other business experience in the past three years:

Employer: Vitalsum

Title: Member of the Board of Directors

Dates of Service: May 20, 2018 - Present
Responsibilities: Company strategy.

Name: Bala Jana

Bala Jana's current primary role is with TX Instruments. Bala Jana currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, Vice President, Treasurer, and Secretary

Dates of Service: February 13, 2019 - Present

Responsibilities: The primary responsibilities of this role include the Board of Directors and operation strategy. Bala does not have a salary but retains an interest of 8.3% in the company.

Other business experience in the past three years:

Employer: TX Instruments

Title: Data architect

Date of service: Since Jan 3 2022

Employer: TCS

Title: IT Analyst

Dates of Service: September 01, 2020 - Present
Responsibilities: Database Architecture

Other business experience in the past three years:

Employer: Refinitiv US LLC

Title: Sr Database Reliability Engineer

Dates of Service: September 08, 2019 - August 31, 2020
Responsibilities: Database Architecture

Other business experience in the past three years:

Employer: Zipcar

Title: Principal Database Administrator - Team Lead

Dates of Service: October 29, 2015 - June 07, 2019
Responsibilities: Database Architecture

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Rajini Anachi

Amount and nature of Beneficial ownership: 9,000,000

Percent of class: 75.0

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

Common Stock

The amount of security authorized is 30,000,000 with a total of 12,000,000 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

The total amount outstanding includes 2,000,000 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 20,000,000 with a total of 0 outstanding.

Voting Rights

Voting rights will be determined by the Board when a series of Preferred Stock is authorized.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common shares in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our HAYA. Delays or cost overruns in the development of our HAYA and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and limited revenue. If you are investing in this company, it's because you think that HAYA is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation, relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. AvaWatz provides customers with purpose-built Autonomous Mobile Robots (AMRs), in the form of either Unmanned Aerial and Ground Vehicles (UAVs and UGVs, collectively UxVs). Safety of operators, other persons, and physical equipment is a primary concern with AMRs, and AvaWatz complies with all relevant mandated and recommended safety requirements. For our UAVs, the relevant regulations are contained in the FAA, Title 14 Code of Federal Regulations Part 107, which defines standards for safe operation of UAVs weighing less than 55 pounds. Among other requirements, Part 107 requires that commercial drone operators be licensed by the FAA, and it defines restrictions on drone flight in designated parts of the National Airspace System (NAS), particular those parts of NAS near airports. However, the FAA waives the Part 107 requirements on drones that are tethered to a ground station, either fixed or mobile; these drones may be flown at altitudes up to 150 feet, and they do not require an FAA-licensed pilot. AvaWatz can provide either tethered or free-flying drones according to the customer's application requirements. For UGVs, the most recent requirements are contained in the Robotics Industry Association's R15.08 Part One standard, published in late 2020. R15.08 defines safety standards for the design and integration of AMR bases equipped with manipulators such as robot arms. Because the full R15.08 standard is incomplete (Parts 2 and 3 are still under development at the RIA), and the technology is rapidly changing, OSHA considers the current standard as recommendations rather than strict mandates, but AvaWatz is designing its UGVs to be fully compliant with R15.08 now and in the future.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on AvaWatz or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on AvaWatz could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from officers and directors of the company.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Specifically, Samyukta Jana and Narendra Jana, Bala Jana's daughter and son, plan to invest $20,000 and $5,000, respectively, in the Company's current Reg CF offering once the Company has reached its minimum funding goal.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

Avawatz Comapny

By   /s/ *Rajini Anachi*

    Name: AvaWatz Company

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

AVAWATZ COMPANY

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

    Balance Sheet 2

    Statement of Operations 3

    Statement of Changes in Stockholders' Equity 4

    Statement of Cash Flows 5

    Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
AvaWatz Company
Frisco, Texas

We have reviewed the accompanying financial statements of AvaWatz Company (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

March 25, 2022
Los Angeles, California

AVAWATZ COMPANY
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	292,359	$	329,509
Accounts receivables, net		75,000		-
Prepaids and other current assets		-		-
Total current assets		**367,359**		**329,509**
Property and equipment, net		76,330		95,054
Deferred Tax Assets		2,000		-
Total assets	**$**	**445,690**	**$**	**424,563**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	5,200	$	7,046
Credit Card		4,912		4,909
Current portion of loan		21,520		21,660
Deferred revenue		100,000		150,000
Other current liabilities		142,178		101,612
Total current liabilities		**273,810**		**285,228**
Long term debt less current maturities		4,189		25,376
Total liabilities		**277,999**		**310,604**
STOCKHOLDERS EQUITY				
Common Stock		10		5
Additional Paid In Capital		1,495		1,495
Retained earnings/(Accumulated Deficit)		166,186		112,459
Total stockholders' equity		**167,691**		**113,959**
Total liabilities and stockholders' equity	**$**	**445,690**	**$**	**424,563**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net revenue	$	757,681	$	814,309
Cost of goods sold		416,855		371,559
Gross profit		340,827		442,751
Operating expenses				
General and administrative		279,129		395,313
Total operating expenses		279,129		395,313
Operating income/(loss)		61,697		47,437
Interest expense		-		184
Other Loss/(Income)		(29)		15,356
Income/(Loss) before provision for income taxes		61,726		31,897
Provision/(Benefit) for income taxes		8,000		-
Net income/(Net Loss)	$	**53,726**	$	**31,897**

See accompanying notes to financial statements.

AVAWATZ COMPANY
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	**5,000**	**$ 5**	**$ 1,495**	**$ 80,562**	**$ 82,062**
Issuance of Common Stock					-
Net income/(loss)				31,897	31,897
Balance—December 31, 2020	5,000	5	1,495	$ 112,459	**$ 113,959**
Issuance of Common Stock	5,000	5			5
Net income/(loss)				53,726	53,726
Balance—December 31, 2021	10,000	**$ 10**	**$ 1,495**	**$ 166,186**	**$ 167,691**

See accompanying notes to financial statements.

AvaWatz Company
Statements of Cash Flows
(Unaudited)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	53,726	$	31,897
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		18,724		13,387
Changes in operating assets and liabilities:				
Accounts receivables, net		(75,000)		
Prepaid expenses and other current assets		-		1,233
Accounts payable and accrued expenses		(1,846)		7,046
Credit Cards		3		3,023
Deferred revenue		(50,000)		19,274
Other current liabilities		40,566		80,075
Deferred Tax Assets		(2,000)		
Net cash provided/(used) by operating activities		**(15,827)**		**155,935**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		(8,990)
Net cash provided/(used) in investing activities		**-**		**(8,990)**
CASH FLOW FROM FINANCING ACTIVITIES				
Repayment of Long-term debt		(21,327)		(17,039)
Issuance of Stock		5		-
Net cash provided/(used) by financing activities		**(21,322)**		**(17,039)**
Change in cash		(37,149)		129,906
Cash—beginning of year		329,509		199,603
Cash—end of year	**$**	**292,359**	**$**	**329,509**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	184
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

AvaWatz Company was originally formed on July 19, 2018 in the state of Massachusetts. On February 13, 2019 converted to a corporation in the state of Texas. The financial statements of AvaWatz Company (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Frisco, Texas

AvaWatz is the next generation AI decision intelligence software company. Based on deep neural learning – knowledge network technologies, AvaWatz provides enterprise customers with multiple solutions including clinical, military, and business decision support. Avawatz provides end-to-end private / hybrid cloud computing-based SaaS and AI-at-the-Edge solutions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

 Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $42,359 and $79,509, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021 and 2020, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computer equipment	5 years
Vehicles	7 years
Furnitures and fixtures	7 years
Software	3 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

For the year end December 31, 2020, and for the period from January 1, 2021 to September 30, 2021, the Company was an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2021 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

On October 1, 2021, the company revoked S corporation status for income tax purposes. For the period from October 1, 2021 to December 31, 2021, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The differences relate primarily to depreciable assets and current year accruals. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its multiple solutions services including clinical, military and business decision support to customers.

Cost of sales

Costs of goods sold include the cost of labor consultants, direct equipment, etc.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 25, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Accrued expenses	126,114	91,377
Tax Payable	10,000	-
Payroll liabilities	6,064	10,235
Total Other Current Liabilities	**142,178**	**101,612**

4.   PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021		2020	
Computer equipment	$	34,465	$	34,465
Furnitures and fixtures		5,337		5,337
Software		3,594		3,594
Vehicles		69,072		69,072
Property and Equipment, at Cost		**112,468**		**112,468**
Accumulated depreciation		(36,138)		(17,414)
Property and Equipment, Net	$	**76,330**	$	**95,054**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 was in the amount of $18,724 and $13,387, respectively.

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000 shares of Common Stock with par value of $0.001 per share. As of December 31, 2021, and December 31, 2020, 10,000 shares and 5,000 shares have been issued and are outstanding, respectively.

6.   DEBT

Promissory Notes & Loans

During 2020, the Company entered into a vehicle loan agreement. The details of the Company's loans and the terms are as follows:

					For the Year Ended December 2021			For the Year Ended December 2020		
Debt Instrument Name	Principal Amount	Finance chargre	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
BMW of Dallas -Vehicle Loan	$ 64,072	$ 915	7/20/2020	3/1/2023	$ 21,520	$ 4,189	$ 25,709	$ 21,660	$ 25,376	$ 47,036
Total					$ 21,520	$ 4,189	$ 25,709	$ 21,660	$ 25,376	$ 47,036

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 21,520
2023	4,189
2024	-
Thereafter	-
Total	$ 25,709

7.   INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

As of Year Ended December 31,	2021
Current:	
Federal, state, and local	$ 10,000
Foreign	-
Total	10,000
Deferred	
Federal, state, and local	(2,000)
Foreign	-
Total non-current expense (benefit)	(2,000)
Total	$ 8,000

Deferred tax assets (liabilities) comprised the following:

As of Year Ended December 31,	2021
Deferred Tax Assets:	
Accrued expenses	$ 10,700
Deferred Tax Liabilities:	
Depreciation	(8,700)
Total	$ 2,000

Since the Company has positive income and it expects to continue operating positively no valuation allowance has been applied against deferred tax assets.

8.   COMMITMENTS AND CONTINGENCIES

Operating Leases

On April 15, 2019, the company entered into a membership lease agreement with The DallasEC DBA The Addison Treehouse, for office space located in Addison, Texas on month-to-month basis. Rent expenses were in the amount of $11,016 and $19,764 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through March 25, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Rajini Anachi, Principal Executive Officer of Avawatz Comapny, hereby certify that the financial statements of Avawatz Comapny included in this Report are true and complete in all material respects.

Rajini Anachi

CEO